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September 3, 2020

VIA EDGAR TRANSMISSION

Cara Wirth

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Churchill Capital Corp III Preliminary Proxy Statement on Schedule 14A filed July 31, 2020 Filed by Churchill Capital Corp III File No. 001-39228

Dear Ms. Wirth:

On behalf of our client, Churchill Capital Corp III (“Churchill”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2020, relating to the Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”) filed with the Commission on July 31, 2020. In connection with these responses, Churchill is filing, electronically via EDGAR to the Commission, an amendment to the Proxy Statement on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Proxy Statement.

Summary of the Material Terms of the Transactions, page 4

1.       Comment: We note your statement that "MultiPlan is a leading value-added provider of data analytics and technology-enabled end-to-end cost management solutions to the U.S. healthcare industry." Please provide support for this statement, and disclose the measure by which you determined MultiPlan's competitive position as a leader in the market.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on pages 4, 9, 20, 108, 155, 164, 206, F-39 and F-69. MultiPlan supports the statement that it is “a leading value-added provider of data analytics and technology-enabled end-to-end cost management solutions to the U.S. healthcare industry as measured by revenue and claims processed” because it believes it is the number one, two or three independent out-of-network cost management service provider for each of the services provided by its Analytics-Based Services, Network-Based Services and Payment Integrity Services when compared to its estimates of revenues derived and claims processed by its closest competitors for each of these service offerings, many of which are provided by private companies. In addition, as further support for such statement, please note that:

Securities and Exchange Commission September 3, 2020 Page 2

•	MultiPlan works with all of the top 10 Accident and Health Insurance Industry payors by market share as ranked by the National Association of Insurance Commissioners (based on the latest report which is as of 2018).

•	With three of the top five payor customers, MultiPlan is the only out-of-network cost management service provider and with the other two is in position to get first look at 100% of such payor’s claims (and any competing vendors see only those claims MultiPlan was unable to reduce).

•	MultiPlan has contracts with 1.2 million healthcare providers with a footprint in all 50 states.

2.       Comment: Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the Business Combination and state the facts relied upon to make the exemption available. In this regard, disclose the number of shares to be issued as part of the "remainder of the Closing Merger Consideration."

Response: The issuance of Churchill’s Class A common stock to Holdings in the First Merger is exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Section 4(a)(2) of the Securities Act exempts from registration transactions by an issuer not involving any public offering. The shares of Churchill’s Class A common stock being issued in the First Merger are only being issued to one recipient, which Churchill understands is an accredited investor, and prior to the Closing Date, Churchill will be the beneficiary of a representation to that effect. As required by the terms of its limited partnership agreement, Holdings will subsequently distribute those shares (as well as the Closing Cash Consideration) to its limited partners as promptly as practicable, without any action on the part of such limited partners.

In response to the Staff’s comment, Churchill has revised the disclosure on pages 21, 88 and 187 to provide that 415,700,000 shares of Churchill’s Class A common stock will be issued as the remainder of the Closing Merger Consideration, assuming that $1,521,000,000 of Closing Cash Consideration is paid to Holdings.

MultiPlan Parent Summary Historical Financial Information, page 34

Securities and Exchange Commission September 3, 2020 Page 3

3.       Comment: Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Please revise your presentations throughout the filing to comply with the guidance in ASC 205-10-S99-9 (SAB Topic 11:E).

Response: In response to the Staff’s comment, Churchill has revised the applicable financial statements and other data presented in tabular form throughout the Proxy Statement.

4.       Comment: Please include a heavy black line between the Predecessor and Successor financial data throughout the filing.

Response: In response to the Staff’s comment, Churchill has revised the applicable disclosures throughout the Proxy Statement.

Comparative Per Share Data, page 39

5.       Comment: Please tell us your consideration of including equivalent pro forma book value per share data as of the most recent balance sheet date and equivalent per share income (loss) per share data for the most recent year and interim period for which financial data of MultiPlan Parent is presented. Please note that the equivalent pro forma per share amounts for one share of common stock of MultiPlan Parent should be calculated by multiplying the exchange ratio times each of: (i) the pro forma income (loss) per share before non-recurring charges or credits directly attributable to the transaction; and (ii) the pro forma book value per share. Please refer to Item 14(b)(10) of Schedule 14A.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 42.

Background of the Transaction, page 100

6.       Comment: We note your disclosure that the terms of the transactions were the result of arm's-length negotiations between representatives. We also note the disclosed interest of two key Churchill representatives that seem to have been heavily involved in the negotiations -- Michael Klein and KG. Please revise your disclosure to make note of such representatives' impact on the negotiations between representatives. Please also elaborate upon the related party transaction matters that were discussed at the July 9 and 12 meetings.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on pages 103, 105, 106 and 107.

Securities and Exchange Commission September 3, 2020 Page 4

Further, Churchill has revised the disclosure on pages 106 and 107 of the Proxy Statement to clarify that the related party transactions described at the July 9 and July 12 meetings were the same as certain of the transactions described in the Proxy Statement in the section “Certain Relationships and Related Person Transactions.”

7.       Comment: We note the various valuations of MultiPlan, including the March 3, 2020 valuation at approximately $12 billion, the April 17, 2020 and May 8, 2020 valuations at $10.5 billion, and the May 18, 2020 and May 21, 2020 valuations at $11 billion. Please describe the specific factors that contributed to the changes in valuations and ultimate agreement on the $11 billion valuation.

Response: In response to the Staff’s comment, Churchill respectfully directs the Staff to the disclosure on page 103 describing the reasons for the change in valuation from the March 2020 valuation of $12 billion to the April 2020 valuation of $10.5 billion, including the impact of COVID and other market factors. Churchill has also revised the disclosure on pages 103 and 104 in response to the Staff’s comment.

8.       Comment: Please disclose the amount of Churchill common stock that was offered in the May 21 Letter.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 104.

9.       Comment: Enhance your disclosure to clarify the roles of KG, Citi and the “leading consulting firm” you consulted. In this regard, please elaborate upon Citi's and KG's perspective of Multiplan's valuation as implied by the terms of the proposed transaction and the benefits to Churchill stockholders of consummating such a transaction. Also, explain the role of financial advisor for which KG was retained.

Response: In response to the Staff’s comment, Churchill respectfully directs the Staff to the disclosure on page 107 which indicates that Citi agreed with the financial analysis presented to the Churchill Board, including the fact that both the enterprise value as a multiple of EBITDA and the equity value as a multiple of levered free cash flow of the pro forma company for the estimated calendar year 2021 was lower than the selected group of public companies analyzed. In addition, in response to the Staff’s comment, Churchill has revised the disclosure on pages 2, 30, 66, 102, 103, 104, 108, 116, 141 and 251.

Churchill's Board of Directors' Reasons for Approval of the Transactions, page 107

10.       Comment: Elaborate upon how the Board considered and arrived at a “reasonableness” conclusion as it relates to the aggregate consideration to be paid. Please also elaborate upon the views of Churchill's consultants and financial and other advisors the Board considered in connection with this factor.

Securities and Exchange Commission September 3, 2020 Page 5

Response: In response to the Staff’s comment, Churchill has revised the disclosure on pages 107 and 108.

11.       Comment: Where you discuss the Board's consideration of opportunities for growth in revenues, Adjusted EBITDA and Free Cash Flow in approving the transaction, please elaborate upon this disclosure to provide the timeframe for achievement for these pro forma percentages and quantification of the amounts that are being discussed in terms of dollar amounts. If projections were prepared by the Board, separate from those offered by Multiplan, please provide those projections or tell us why they are not material to investors.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 108.

Further, Churchill respectfully directs the Staff to the disclosure on page 112, and confirms that Churchill management presented to the Churchill Board certain forecasted financial information for MultiPlan provided by MultiPlan and adjusted by Churchill management to take into consideration the consummation of the Transactions (assuming that no shares of Churchill’s Class A common stock are elected to be redeemed by Churchill stockholders), as well as certain other adjustments. No other projections were shared with the Churchill Board.

Proposal No. 1 - The Business Combination Proposal Certain Forecasted Financial Information for MultiPlan, page 109

12.       Comment: We note you disclose Adjusted EBITDA and Levered free cash flow, non-GAAP financial measures, in the selected forecasted financial information at the top of page 110. Please revise to include the range of forecasted net income, the most directly comparable GAAP financial measure, and provide a reconciliation to the most directly comparable GAAP financial measure. Refer to Questions 101.04 and 102.10 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i) of Regulation S-X.

Response: In response to the Staff’s comment, Churchill respectfully submits that due to the forward-looking nature of the selected forecasted financial information, specific quantifications of the amounts that would be required to reconcile such forecasted financial information to GAAP measures are not available. Churchill’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Churchill has revised the disclosure on page 111 accordingly.

Certain Financial Analysis, page 110

Securities and Exchange Commission September 3, 2020 Page 6

13.       Comment: We note that Churchill management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to Churchill following a business combination with MultiPlan. We note that each comparable company is a leader in its particular sector. Please explain why market leaders are a valuable comparison for this transaction, in light of MultiPlan's direct competitors as listed in the Competition section on page 160. Please also describe what other "certain data sources" you relied upon in calculating the comparable company analysis.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 113.

14.       Comment: Disclose who prepared the analyses presented in this section.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 113.

Proposal No. 2 - The Charter Proposal Reasons for the Amendments, page 123

15.       Comment: Disclose the number of shares you will be issuing to consummate the Transactions.

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 126 to provide that Churchill will be issuing 549,250,000 shares of Churchill’s Class A common stock to consummate the Transactions.

Annual Incentive Compensation, page 172

16.        Comment: We note that for 2019, MultiPlan Parent did not achieve its target EBITDA, but Messrs. Kim and Doctoroff awarded discretionary bonuses anyway. Please state the reason(s) for the discretionary bonuses.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 176.

Unaudited Pro Forma Condensed Combined Financial Information Note 2. Adjustments and Assumptions to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 195

Securities and Exchange Commission September 3, 2020 Page 7

17.        Comment: Regarding adjustment (F) to Unaudited Pro Forma Condensed Combined Balance Sheet, please disclose how you determined the carry amount of the liability and equity components.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 199. In accordance with ASC 470-20-25-22 to 23, MultiPlan used a “liability-first” allocation approach to measure the liability and equity components. The liability component was measured in accordance with ASC 470-20-30-27 and the equity component was measured in accordance with ASC 470-20-30-28.

MultiPlan Parent's Management's Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Results of Operations Medical Cost Savings, page 208

18.        Comment: Please disclose the unit of measure for medical charges processed.

In response to the Staff’s comment, Churchill has revised its disclosure on page 211.

Results of Operations for the Three Months Ended March 31, 2020 and March 31, 2019, page 214

19.        Comment: We note you present a gross profit measure and a gross profit margin measure. These measures represent non-GAAP financial measures since cost of services excludes depreciation and amortization expense. Please disclose that gross profit and gross profit margin are non-GAAP financial measures and provide the disclosures required by Item 10(e)(i) of Regulation S-K. Also, it may be more appropriate to provide the reconciliation of gross profit required by Item 10(e)(i)(B) to the most directly comparable GAAP measure and remove gross profit and gross profit margin from the table here and on page 217.

Response: In response to the Staff’s comment, the Company has removed gross profit and gross profit margin from the tables presented on pages 216 and 219.

Results of Operations for the Years Ended December 31, 2018 and December 31, 2017 Revenues, page 220

20.        Comment: You attribute the decrease in Network Services revenues to the movement of complementary network claims of several large customers from your Network Services products to your Analytics-Based Solutions products. However, Analytics-Based Solutions revenues remained flat which you attribute to a shift in product mix within Analytics-Based Solutions rather than incoming claims from Network Services. Please revise to reconcile this inconsistency.

Securities and Exchange Commission September 3, 2020 Page 8

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 222.

Debt Covenants and Events of Default, page 227

21.        Comment: We note that under MultiPlan's debt agreements, a change of control is an immediate event of default. Please describe the implications of an event of default with respect to the 7.125% Senior Notes.

Response: In response to the Staff’s comment, Churchill has revised its disclosure on page 230.

Revenue Recognition, page F-42

22.        Comment: You disclose that you enter into a contract with the customer once the claim is submitted for services performed under the percentage of savings arrangement. Please tell us in detail why these contracts meet the criteria in ASC 606-10-25-1.

Response: In response to the Staff’s comment, Churchill respectfully advises the Staff that the transaction prices are primarily based on the percentage of the cost savings generated for MultiPlan’s clients from its Network Services, Analytic-Based Services or Payment Integrity Services. MultiPlan found that the Client Service Agreement (“CSA”) defines the terms and conditions under which the customer may order cost containment services from MultiPlan, but does not create enforceable rights and obligations on the parties (i.e., for MultiPlan to transfer services and for the customer to pay for these services). Absent those specific terms and conditions (i.e. the services to be provided and quantities thereof), a contract within the revenue model of Topic 606 does not exist (i.e., the contract will not meet the criteria in paragraph 606-10-25-1). MultiPlan found that the combination of the CSA and a specific claim sent by the customer for processing does however meet the definition of a contract as the two combined create legally enforceable rights and obligations on the parties. Specifically, MultiPlan considered the following criteria under ASC 606-10-25-1 in making such determination:

a.	Approval of the contract by the parties to the contract and commitment by the parties to perform their respective obligations: Approval is established in written form when MultiPlan and a customer execute the CSA, which outlines the general terms and conditions of the arrangement.

b.	Ability to identify each party’s rights regarding the goods or services to be transferred: As noted above, this criterion is met when a specific claim is submitted by the customer for processing.

c.	Ability to identify the payment terms for the goods or services to be transferred: This criterion is met through the CSA which establishes the applicable payment terms.

d.	Commercial substance (that is, the risk, timing, or amount of MultiPlan’s future cash flows is expected to change as a result of the contract): This criterion is met only when a customer submits a claim for processing because the claim establishes the services to be provided by MultiPlan and the quantity of such services.

Securities and Exchange Commission September 3, 2020 Page 9

e.	It is probable that MultiPlan will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. Collectability is established when the CSA is initially signed through MultiPlan’s evaluation of the overall creditworthiness of a particular customer. Given MultiPlan’s history of collections from customers when individual claims are processed, we do not typically reassess collectability when individual claims are submitted for processing unless circumstances indicate a significant deterioration in the creditworthiness of a particular customer as compared to the inception of the CSA.

23.        Comment: On page 152, you disclose that you offer healthcare payors a set of services in each of the three categories (Analytics-Based Services, Network-Based Services and Payment Integrity Services) which are used in combination or individually to reduce the medical cost burden on healthcare providers and patients. Please disclose how you identify performance obligations, determine the transaction price and allocate the transaction price to the performance obligations when a healthcare payor elects a combination of services in multiple categories.

Response: In response to the Staff’s comment, MultiPlan has revised its disclosure on page F-44.

Further, Churchill respectfully advises the Staff that while each of the services commonly found in contracts are capable of being distinct in that they can be subscribed to individually or in combination with internal resources or other providers, they are not distinct in the context of the contract. When MultiPlan’s customers subscribe to multiple services and submit a claim for processing, the customers do so with the intent of obtaining the most efficient cost containment solution available without knowing first hand which service line will provide that result. Customer-submitted claims will route to specific products based upon a predetermined customer-specific configuration. The configuration may consider the customer’s employer group, group benefit plan, services purchased, bill type, provider type, claim size or other claim properties.

As a result, the services or suite of services provided in the contract are not considered distinct within the meaning of ASC 606 and are considered to be a single cost containment performance obligation. The transaction price for the cost containment performance obligation is determined using the expected value method obtained by applying the contractual rates to the materialized savings that can be reliably estimated leveraging historical data of results obtained for claims of a similar nature.

PSAV contracts do not require allocation of the transaction price as they only contain one performance obligation.

Securities and Exchange Commission September 3, 2020 Page 10

24.        Comment: We note you expense sales commissions and other costs to obtain a contract when incurred because your commissions are deemed contingent on factors broader than the simple obtention of the contracts and cannot be considered directly incremental. Please tell us how this policy complies with the guidance in ASC 340-40-25.

Response: In response to the Staff’s comment, Churchill respectfully advises the Staff that MultiPlan does compensate its salesforce with commissions that are tied to the sale of additional services to new or existing customers.

However, the payment of these commissions to MultiPlan’s salesforce is conditioned on the servicing of these contracts over time and customers’ timely payment of amounts owed to MultiPlan in accordance with contract terms. As a result, the commissions are deemed contingent on factors broader than the simple obtention of the contracts and cannot be considered incremental. In addition, the commission expenses related to new contracts amounted to a total of $0.2m in 2019, $0.6m in 2018 and $0.8m in 2017 and are therefore considered clearly immaterial.

Note 14. Stock-Based Compensation, page F-58

25.        Comment: We note you changed the assumptions for computing the fair market value of stock option awards to incorporate a 20% discount for lack of marketability of the units for the years ended December 31, 2019 and 2018. Please address the following:

• Describe the factors that resulted in the change;

• Tell us how you determined that this was a change in accounting estimate; and

• Disclose the impact of this change in estimate on net income and earnings per share pursuant to ASC 250-10-50-4.

Response: In response to the Staff’s comment, MultiPlan has revised its disclosure on page F-61.

Further, Churchill respectfully advises the Staff that the change in assumptions for computing fair value of stock option awards, specifically the change to incorporate a 20% discount for lack of marketability of the units for the years ended December 31, 2019 and 2018, respectively, meets the definition of a change in accounting estimate pursuant to ASC 250-10-20 as follows:

•	The 2018 and 2019 assumptions included a lack of marketability discount due to the fact that there were no recent transactions which would be indicative of fair value.

Securities and Exchange Commission September 3, 2020 Page 11

•	The assumptions used in 2017 did not include the 20% discount for lack of marketability as the 2016 transaction between Multiplan and H&F provided a fair value which continued to be the most relevant factor when determining the fair value of stock option awards as of December 31, 2017.

•	During the years ended 2019 and 2018 there was not any new information that the Company had which would indicate a likely near-term transaction or liquidity event.

General

26.        Comment: Please update the financial statements and other financial information included in the filing to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, Churchill has updated the financial statements and other financial information included in the filing to comply with Rule 3-12 of Regulation S-X.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission September 3, 2020 Page 12

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours, /s/ Michael J. Aiello Michael J. Aiello

cc:	Michael Klein, Chairman and Chief Executive Officer, Churchill Capital Corp III

Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP